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                             September 23, 2021

       Theresa E. Wagler
       Chief Financial Officer
       Steel Dynamics, Inc.
       7575 West Jefferson Blvd
       Fort Wayne, IN 46804

                                                        Re: Steel Dynamics,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 000-21719

       Dear Ms. Wagler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       General

   1. Your CSR report states that your commitment to all aspects of sustainability, including the environment, is
embedded in your founding principles, and that you are committed to minimizing your climate
impact. We also note that you provided more expansive
                                                        disclosure in your CSR
report than you provided in your SEC filings. Please advise us what consideration you
gave to providing the same type of climate-related disclosure in your SEC filings as you
provided in your CSR report.
 Theresa E. Wagler
FirstName  LastNameTheresa E. Wagler
Steel Dynamics,  Inc.
Comapany 23,
September  NameSteel
               2021 Dynamics, Inc.
September
Page  2    23, 2021 Page 2
FirstName LastName
Item 7
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
33

2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

                decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
                increased demand for goods or services that result in lower emissions than competing products;
                increased competition to develop innovative new products and services that result in lower emissions; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
3. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include quantification of material weather-related damages to your property or operations and any weather-related impacts on the cost or availability of insurance.
4. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing